07025065

RECEIVED

L 10 A 8:40

INTERNATIONAL

Morgan Crucible

2nd July 2007

RECEIVED

2007 JUL 10 A 8:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

Paul Andrew Boulton
Company Secretary

Enclosure

Dw 7/10

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

K:\Stock Exchange Announcements\SEC Filing Letter.doc

Regulatory Announcement

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:46 29-Jun-07
Number	3955Z

The Morgan Crucible Company plc announces that on 29 June 2007 it purchased for cancellation from Citigroup Global Markets Limited 100,000 ordinary shares at an average price of 290 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 280,920,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 280,920,142.

The above figure 280,920,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Total Voting Rights
Released	16:41 02-Jul-07
Number	4865Z

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc
Total Voting Rights – Month-End Notification

In conformity with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1, we would like to notify the market of the following:

As at 30th June 2007 the issued share capital of The Morgan Crucible Company plc consisted of 280,920,142 25p Ordinary Shares with voting rights, and 437,281 Cumulative Preference Shares (125,327 5.5% Cumulative First Preference Shares of £1.00 each and 311,954 5% Cumulative Second Preference Shares of £1.00 each), with no voting rights, save in specified limited circumstances. No shares were held in Treasury.

Each Ordinary Share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of The Morgan Crucible Company plc.

Therefore, as at the above date, the total number of shares with voting rights in The Morgan Crucible Company plc was 280,920,142.

The above figure 280,920,142 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	16:48 02-Jul-07
Number	4889Z

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

THE MORGAN CRUCIBLE COMPANY PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) ABOVE

3. Name of ***person** discharging managerial responsibilities*

MR TIM HAYTER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

MR TIM HAYTER

State the nature of the transaction

SHARE PURCHASE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

2,500

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0009%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

292.68p

14. Date and place of transaction

2nd JULY 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,500 SHARES 0.0009%

16. Date issuer informed of transaction

2nd JULY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE……………………………

24. Name of contact and telephone number for queries

MR PAUL ANDREW BOULTON TELEPHONE 01753 837000

Name and signature of duly authorised officer of *issuer* responsible for making notification

MR PAUL ANDREW BOULTON

Date of notification

2nd JULY 2007

…………………………………

…………………………………

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